Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a−12 of the Securities Exchange Act of 1934

Subject Company: Compass Bancshares, Inc.
Commission File No. 1−31272

Below is a document posted on the Compass Bancshares, Inc. Intranet site.

BBVA Frequently Asked Questions #5

Again, we’d like to thank everyone who has taken time to submit questions using the BBVA News & Info page on the Intranet. (If Intranet access is not available in your area, send questions to EmployeeRelations@compassbank.com or to Employee Relations at AL BI-CH ERC.)

In this edition, we’ve addressed many of your recent questions about BBVA. We also have addressed acquisition plans and the effect of the acquisition on our products and services, our systems and our clients.

Because not everyone has easy access to e-mail or the Intranet, a printed edition of these FAQs will be received via interoffice mail beginning June 11.

Access to Resources and Information

Q. Can I visit the BBVA Internet site at work even if I don’t have external Internet access?

A. Yes. Special access has been arranged so that employees who don’t normally have external Internet access at work still can visit the BBVA site. Just click the link on the BBVA News & Info page on the Intranet.

Q. Is Compass planning any sort of presentation about the merger and its implications for shareholders?

A. Compass is pleased to make more information available for employees concerning the BBVA transaction and how it affects employees’ personal stock holdings in Compass Bancshares. Specific topics include:

■    BBVA and its history and corporate structure

■    How the transaction process will work and choices as a shareholder

■    Potential tax implications

■ ESOP/401(k) considerations

■ Financial planning and asset allocation principles and resources

The information will be made available to all employees through a variety of sources:

■    Later this month, a recording of a presentation and informational materials will be posted on a special, employee-only Internet site. This will allow employees to view the presentation and have access to the materials using a PC at work or at home.

■    The names and contact information of investment professionals within Compass will be published for employees who would like more information or would like to begin considering investment options Compass offers.

Representatives from Compass and BBVA and outside experts, such as tax professionals, will provide information in the presentation but in no way will recommend how any shareholder should vote concerning the proposed transaction.

Q. Will you add the stock ticker for BBVA’s American Depositary Shares to the Intranet homepage (e.g., under the Compass ticker) and/or on Compass Bank’s Internet site?

A. Yes, we plan to do so.

Q. Shareholders are asking when they will receive written communication concerning the acquisition. Do we know when that will occur?

A. Compass and BBVA are currently working on the necessary documents that will be mailed to shareholders. At this time, we don’t have a specific date other than we expect shareholders will receive information sometime this summer.

Q. Customers are asking about whether they’ll receive any written communications concerning the acquisition. What should I tell them?

A. We will keep customers informed of any important developments during the acquisition process. Since Feb. 16, when comprehensive information about the acquisition was released, no significant developments have occurred that require an all-customer communication.

About BBVA

Q. I’ve been in the financial services industry for a long time, but I’ve never heard of BBVA.

A. With more than $540 billion in total assets and a return on equity (ROE) OF 34.7 percent, BBVA has built a strong and profitable franchise with high-ranking deposit market share positions in Spain (No. 2), Mexico (No. 1) and South America (No. 2).

However, BBVA is a relative newcomer to the United States. The acquisition of Laredo National Bancshares in April 2005 marked BBVA’s initial entry into the Texas banking market. Their subsequent acquisitions of Texas Regional Bancshares (November 2006) and State National Bancshares (January 2007) enabled BBVA to build a Texas franchise that ranks sixth in total deposit market share.

The addition of Compass gives BBVA its largest presence in the United States. Combined, the highly complimentary franchises will operate high-ranking deposit market share positions in Sunbelt markets, including Alabama (No. 3), Texas (No. 4), Arizona (No. 5) and New Mexico (No. 8) as well as significant growth positions in Colorado and Florida.

Job & Career

Q. After the acquisition, will employees be eligible to transfer to BBVA locations outside where Compass currently operates?

A. Yes. The acquisition will bring many opportunities for Compass employees, including the potential to move to other areas within BBVA.

Q. Following the acquisition, will I keep the amount of service I have earned so far with Compass?

A. Yes.

Pre- and Post-acquisition Plans

Q. When is the acquisition expected to take place?

A. The acquisition will take place after the appropriate regulatory and shareholder approvals have given, probably some time in the second half of 2007. More information will be published about its timing when it is known.

Q. After the acquisition by BBVA, what are their plans for the banks they currently own in Texas and New Mexico?

A. BBVA will consolidate those banks with Compass. The banks – Texas Regional, Laredo National and State National – currently operate mainly in eastern, southern, and west-central Texas and southern New Mexico.

You can view a map of Compass Bank and BBVA locations as of Feb. 16 by clicking the link on the BBVA News & Info Intranet site.

Q. How soon after that transaction does BBVA plan to consolidate its other U.S. banks and Compass?

A. Project teams from Compass, BBVA and the other three banks are being formed. We will communicate more information as it becomes available.

Q. How will the acquisition affect our organizational structure? For example, who will Paul Jones, our CEO, report to?

A. Compass Bank will be a wholly-owned subsidiary of BBVA and will continue operating substantially the same as it does today. There are no plans to change the organizational structure within the company.

Paul Jones will report to José Maria Garcia Meyer-Döhner, José Maria is the CEO of BBVA USA and a member of the BBVA Group’s Executive Committee. He reports to José Ignacio Goirigolzarri, BBVA’s president and chief operating officer.

Q. How will the acquisition affect Mr. Jones' areas of focus as CEO of Compass Bank?

A. The most immediate challenge following the close of the transaction will be the consolidation of the three Texas-based banks owned by BBVA with Compass Bank. The consolidation of these three banks will essentially double Compass’ presence in Texas in terms of both the number of full-service banking centers and total deposits. Jones will lead the consolidation effort in addition to his regular responsibilities as CEO of Compass Bank.

Q. I felt a little awkward facing customers immediately after news was released about the acquisition since I didn’t have any advance knowledge about it. Is there a reason we weren’t informed ahead of time about the possibility of being acquired?

A. Yes. Any announcement prior to the dissemination of the news release to the public would have been a violation of securities law and considered insider information.

Q. One of my clients expressed a bit of concern about Compass being owned by a foreign entity.

A. Increasingly, we live in a global economy. From fashion to finance, from home décor to high technology, companies from around the world employ 5.4 million Americans with an annual payroll of $307 billion.

In fact, it’s likely that many of us already patronize numerous foreign-owned companies, perhaps without realizing it. For example, did you know that the following companies operate as a subsidiary of a foreign-owned company?

Company	Home-base Country

CompUSA	Mexico
Dr. Pepper/Seven Up, Inc.	United Kingdom
Edy’s Grand Ice Cream	Switzerland
Gerber	Switzerland
Glidden Co.	United Kingdom
Lenscrafters, Inc.	Italy
Nestle USA	Switzerland
Rack Room Shoes, Inc.	Germany
Sizzler USA Restaurants, Inc.	Australia
T-Mobile USA, Inc.	Germany
Yellow Book, USA	United Kingdom

In addition to providing valuable products and services that enhance the way we live, these companies contribute substantially through employment and investment in our communities. Compass and BBVA share a common culture centered on total service, customer satisfaction and investing in our employees and communities. And that will not change.

Additionally, while Compass will operate as a wholly-owned subsidiary of BBVA, we will continue to be governed by U.S. banking regulations as well as laws regarding the privacy and protection of customer information. Deposits will continue to be insured under the guidelines set by the Federal Deposit Insurance Corporation (FDIC). Equally important, our customers will continue to work with the same people they see every day at their local office.

Effect of the Acquisition on our Products & Services and Systems & Procedures

Q. Will we be able to offer customers more products and services as a result of the acquisition?

A. Yes. Revenue synergies – i.e., cross-selling of new and existing products and services – were a natural extension of the attraction that brought both sides together. In addition, Compass and BBVA share a commitment to total service and customer satisfaction.

Q. Will customers’ account numbers change as a result of the acquisition?

A. No.

Q. As a result of the acquisition, will Compass’ computer systems change, including the potential to implement an online teller system?

A. It’s too early to know at this point. However, Compass will continue to evaluate improvements to its computer software systems and make them where it makes strategic and financial sense to do so.

Please stay tuned for more news about the acquisition. If you would like to submit a question, click on the BBVA News & Info banner on the Intranet homepage, then click “Send a Question” and fill out the online form.

We are committed to keeping you informed.

Cautionary Statement Regarding Forward-looking Information

Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. Compass cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Compass and BBVA, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Compass stockholders or BBVA shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Compass’ and BBVA’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Compass disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about Compass, BBVA, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by Compass and BBVA with the SEC at the SEC’s website at www.sec.gov, from Compass’ Investor Relations department or from BBVA’s Investor Relations department.

Participants in the Transaction

Compass, BBVA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006, and information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007. Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.